Nathaniel August
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

January 28, 2011

The Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, NH 03833

Dear Sirs:

I am writing you in our capacity as the investment manager for The Mangrove Partners Fund, L.P., owner of 139,017 shares of CPEX Pharmaceuticals, Inc. (the “Company” or “CPEX”) or approximately 5.31% of the Company’s outstanding common stock. We believe that the proposed acquisition of the Company by FCB I Holdings Inc. and FCB I Acquisition Corp. (together, the “Acquiring Entities”), pursuant to a merger in which each share of the Company’s common stock would be exchanged for $27.25 (the “Merger”) does not represent full value. Accordingly, we would like to propose that the Company implement one of the two alternative restructuring transactions described in this letter rather than consummating the proposed Merger. We believe that either alternative transaction would likely result in a meaningfully better outcome for shareholders than the Merger. We hope that this letter will convince you that the Merger is inadequate relative to other alternatives, that we have two well-considered alternative transactions, and that both of our alternative transactions deliver superior value to the Company’s shareholders.

Our evaluation of the proposed Merger indicates that the financing structure is composed of only $3 million of equity. While the Acquiring Entities are also funding a $13 million bridge loan, its maturity four days after the close of the acquisition makes its inclusion largely irrelevant and we believe it is appropriate to consider only the $3 million of permanent equity being put at risk. This equates to approximately $1.01 per diluted share of equity financing. The remaining $26.24 per share that is being offered consists of either cash already on the balance sheet of the Company or new debt financing. We have no desire to sell our equity upside in the Company for consideration of $1.01 per share in excess of the current incremental debt capacity of the business. This represents approximately 4% of the purchase price of CPEX and would be the slimmest financial sponsor equity capitalization of which we are aware. It is also well below the 25-35% equity ratios we typically see for companies purchased with high amounts of leverage. A 30% equity ratio along with the current financing package would provide shareholders with incremental consideration of $8.33 per share. Furthermore, the absolute multiple at which the Company is being sold appears far too low to us at an enterprise value of 3.8x the Company’s projected 2011 Operating Income, as summarized below (in millions except per share amounts):

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

Merger Price per Share	$27.25

Basic Shares Outstanding	2.62
Restricted Stock Units Outstanding	0.04
Options Outstanding	0.33
Diluted Shares Outstanding	2.98

Market Cap at Merger	$81.3
Estimated Cash at 12/31/2010	$(20.0)
Proceeds from Option Exercise	$(4.7)
Enterprise Value	$56.6

Company Projected 2011 Operating Income	$15.0

Enterprise Value / 2011 Operating Income	3.8	x

The low value being offering by the Merger is only exacerbated once additional sources of value in the Company are considered, such as the Company’s owned land and headquarters, any future milestone payments from Testim®, potential royalties on Ser-120 (“Serenity”), the note receivable, and the Company’s drug delivery intellectual property. The Company’s preliminary proxy statement (the “Proxy”) does not allow shareholders to make an informed evaluation of these other assets, but we believe that they have meaningful positive value. For instance, the town of Exeter, New Hampshire assessed the Company’s land and buildings at approximately $1.8 million, though we do not know when the last assessment was made nor do we know whether this assessment reflects the property’s true market value. Likewise, it appears from the Proxy that there may have been a $1 million bid for the Serenity rights. Obviously, any incremental value realized from these assets serves only to further reduce the multiple at which the Company is being sold.

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

Footstar, Inc. (“Footstar”) shareholders appear to share our view that $27.25 per share is a bargain price for CPEX. On the day the Merger was announced, there was an 87.5% increase in the price of the common stock of Footstar, owner of 80.5% of the Acquiring Entities. Footstar’s shares have subsequently increased in price by an incremental 26.7%. Based on the increase in Footstar’s stock price since announcement, we believe that their $2.4 million equity investment is now being valued by the market at $15.7 million, an amazing return of over 550% in less than one month. When considering CPEX as an entire company, this represents over $5.50 of incremental value per diluted share of CPEX. We are of the strong opinion that these are gains that deserve to be realized by CPEX’s existing shareholders and that can be realized with a restructuring of the Company.

Instead of the proposed Merger, we would like to suggest that the Company pursue a standalone restructuring. We believe that the most effective structure for a standalone restructuring would be to spin-off the Testim royalty stream into a royalty trust or similar pass-thru vehicle, the purpose of which would be to pay out the trust’s pre-tax profit to stockholders as dividends. We have spoken with trustees for royalty trusts who have advised us that the total annual running costs for such a structure would be about $1 million per year (in-line with many oil and gas trusts). Accordingly, we believe that a royalty trust could be structured so that current shareholders would own an entity with between $8 and $9 per share of dividend paying capability in the first year, as detailed below (in millions except per share amounts):

Projected 2011 Revenue	$27.1
Royalty Trust Expenses	$(1.0)
Funds Available for Distribution	$26.1

Diluted Shares Outstanding	2.98

Dividend per Share	$8.75

The following table shows a range of per share values for the royalty trust based on a variety of different dividends and dividend yields. We urge the Company to consider that all of the values in the table below represent a better outcome for the Company’s shareholders than the Merger:

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

		Dividend Yield
		10.0%	12.5%	15.0%	17.5%	20.0%	22.5%	25.0%
	$7.50	$75.00	$60.00	$50.00	$42.86	$37.50	$33.33	$30.00
	$7.75	$77.50	$62.00	$51.67	$44.29	$38.75	$34.44	$31.00
	$8.00	$80.00	$64.00	$53.33	$45.71	$40.00	$35.56	$32.00
	$8.25	$82.50	$66.00	$55.00	$47.14	$41.25	$36.67	$33.00
Dividend	$8.50	$85.00	$68.00	$56.67	$48.57	$42.50	$37.78	$34.00
per Share	$8.75	$87.50	$70.00	$58.33	$50.00	$43.75	$38.89	$35.00
	$9.00	$90.00	$72.00	$60.00	$51.43	$45.00	$40.00	$36.00
	$9.25	$92.50	$74.00	$61.67	$52.86	$46.25	$41.11	$37.00
	$9.50	$95.00	$76.00	$63.33	$54.29	$47.50	$42.22	$38.00

In order to help us understand the legal, structuring, and tax implications of this restructuring, we have retained the law firm of Morrison & Foerster LLP. Our attorneys, who have substantial experience structuring spin-offs, pass-through entities, and mergers, have advised us that there are likely to be taxes payable by the Company in connection with a spin-off of the Testim royalty stream into a royalty trust. Based on the enterprise value of the Company as implied by the Merger, and conservatively assuming no value for any assets other than the Testim royalty stream and a zero tax basis in the royalty stream, we estimate there would be taxes of approximately $20 million due upon the spin-off of the Testim royalty stream. While this is a substantial sum, we believe that the stock is likely to trade well in excess of its current price and that the Company can easily fund this payment as well as any other restructuring or shutdown costs through the $30 million or more of cash it should have available to it by that time, as detailed below (in millions):

Sources of Funds for Business Transformation

Estimated Cash at 12/31/2010	$20.0
Estimated Cash Build in H1 2011	$5.0
Cash from Options Proceeds	$4.7
Sale of Land and Buildings	$1.8
Serenity Rights Sale	$-
Drug Delivery Technology	$-
Note Receivable	$-
Other Assets (prepaid assets, fixed, etc.)	$-

Funds Available for Taxes and Shutdown (in millions)	$31.5

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

The Company’s Proxy does not have all of the information needed to fully evaluate the feasibility of creating a royalty trust. In the event that a pass-thru royalty trust or similar structure cannot be implemented in a reasonable manner, we would suggest a simpler restructuring of the Company to refocus on paying dividends. This could be accomplished by downsizing staff, discontinuing R&D, selling non-core assets, paying a special dividend from the Company’s current excess cash, and implementing a high dividend payout from the Company’s future earnings. In the event that this strategy is implemented, we believe that the Company could issue a $7 to $10 per share special dividend from the Company’s current cash balance. Following this special dividend, we would expect the Company to have $4 to $5 per share in ongoing earnings and that substantially all of this could be paid out as a dividend, as detailed below (in millions except per share amounts):

Projected 2011 Revenue	$27.1
General & Administrative Expenses	$(5.0)
Pre-Tax Profit	$22.1
Taxes at 40%	$(8.8)
Net Income	$13.3

Diluted Shares Outstanding	2.98

Earnings per Share (Potential Dividend)	$4.45

The following table shows a range of per share values for the standalone dividend-focused company based on a variety of different dividends and dividend yields and assuming an $8.50 per share special dividend is paid at the time the restructuring is implemented. In the table, we have added the value of the special dividend to the value of the future stock price to show a total value to shareholders under this structure. The Company’s stock would likely need to trade at a greater than 20% dividend yield for this strategy to result in a worse outcome for the shareholders than the Merger (the shaded area):

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com

		Dividend Yield
		10.0%	12.5%	15.0%	17.5%	20.0%	22.5%	25.0%
	$3.50	$43.50	$36.50	$31.83	$28.50	$26.00	$24.06	$22.50
	$3.75	$46.00	$38.50	$33.50	$29.93	$27.25	$25.17	$23.50
	$4.00	$48.50	$40.50	$35.17	$31.36	$28.50	$26.28	$24.50
	$4.25	$51.00	$42.50	$36.83	$32.79	$29.75	$27.39	$25.50
Dividend	$4.50	$53.50	$44.50	$38.50	$34.21	$31.00	$28.50	$26.50
per Share	$4.75	$56.00	$46.50	$40.17	$35.64	$32.25	$29.61	$27.50
	$5.00	$58.50	$48.50	$41.83	$37.07	$33.50	$30.72	$28.50
	$5.25	$61.00	$50.50	$43.50	$38.50	$34.75	$31.83	$29.50
	$5.50	$63.50	$52.50	$45.17	$39.93	$36.00	$32.94	$30.50

We believe that implementing either of our proposed restructurings will result in superior value for the Company’s stockholders relative to the Merger. Should the Company disagree with our view, we ask the Company to support its conclusions with significantly greater disclosure and analysis than the Proxy currently provides. Once the Company has explained its view of the likely first year dividend payable by a restructured company or royalty trust, we believe that shareholders will be able to appropriately weigh the dividend yield for the remaining entity plus any special dividend from current cash against the Merger.

Even absent a restructuring, we believe that the Proxy is missing crucial information to be able to evaluate an offer that represents an enterprise value of only 3.8x the Company’s projected 2011 Operating Income. As regards Testim, we would like to see expanded disclosure covering the Company’s rights to future milestone payments, the Company’s tax basis in the royalty stream, the tax implications of creating a royalty trust, a broader discussion of the current challenges to the Company’s patents, and an explanation of the practical effect of the FDA’s rulings regarding the approval of future generic versions of Testim. As regards the Company’s other assets, we would like to see additional disclosure regarding the Company’s owned land and buildings, intellectual property, and the Serenity royalty. Lastly, it was difficult for us to evaluate the projections in the Proxy, so we would find a discussion of the yearly sources of revenues and yearly areas of future R&D spend helpful. For instance, we would like to know why the Company projects spending in excess of $20 million in R&D in 2013 and on what drug(s) or project(s) it will be spent. Likewise, we would like to know how the Company intends to grow revenues by over 60% between 2010 and 2014. Is this based on Testim, Serenity, milestones due, or another project yet to be disclosed to shareholders?

We look forward to working together with the Company to achieve a superior outcome for all of the Company’s shareholders.

Sincerely,

/s/ Nathaniel August
Nathaniel August

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418| fax 646.652.5399| info@mangrovepartners.com